SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2002

BANCOLOMBIA S.A.
(Translation of Registrant's name into English)

Calle 50 No. 51-66
Medellín, Colombia
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.)

This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 333-12658).

STRATEGIC ALLIANCE BETWEEN BANCOLOMBIA, BANCO SUPERIOR AND AMERICAN EXPRESS

BANCOLOMBIA, Banco Superior and American Express signed parallel agreements that will allow them, as of the second semester, to issue American Express cards in Colombia, for local and international use.

Banco Superior and BANCOLOMBIA, in their capacity as issuers, will be responsible for all operations related to the American Express card in the Colombian market, including billing, payment systems, client services and credit management.

These banks will also be responsible for affiliating with and supporting the commercial establishments that accept the American Express card in the country, by means of a "joint venture" that will provide exclusive services. In this manner, the number of commercial establishments in Colombia that accept the card will increase considerably, improving substantially the significance and usefulness of the American Express brand for those clients who live in or visit the country.

The recognition of the three institutions is, in this manner, the principal advantage for all clients who will enjoy the services provided by the American Express credit card.

ALIANZA ESTRATÉGICA ENTRE BANCOLOMBIA, BANCO SUPERIOR Y AMERICAN EXPRESS

BANCOLOMBIA, el Banco Superior y American Express firmaron acuerdos paralelos que les permitirán, a partir del segundo semestre, emitir las Tarjetas American Express en Colombia, para uso local e internacional.

El Banco Superior y BANCOLOMBIA, en calidad de emisores se responsabilizarán de todas las operaciones relacionadas con la Tarjeta American Express en el mercado colombiano, incluyendo la facturación, los sistemas de pago, el servicio al cliente y la gestión del crédito.

Estos Bancos también serán responsables de afiliar y apoyar a los establecimientos comerciales que aceptan la tarjeta American Express en el país, mediante la formación de un "joint venture" que prestará los servicios en forma exclusiva. De este modo, la tarjeta incrementará considerablemente su número de establecimientos comerciales en Colombia, lo que mejorará de manera significativa la relevancia y la utilidad que la marca American Express tiene para los clientes que viven o visitan el país.

El reconocimiento de las tres instituciones es, de esta manera, la principal ventaja para todos los clientes que comenzarán a disfrutar de los servicios de la tarjeta de crédito American Express.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A.
(Registrant)

Date: May 9, 2002

By: ______________________
Name: Jaime Alberto Velásquez B.
Title: Vice President of Finance